UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 3

API Nanotronics Corp.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

03761M203
(CUSIP Number)

Phillip DeZwirek
2300 Yonge Street, Suite 1710
Toronto, ON M4P 1E4
(416) 593-6543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 03761M203

1	NAME OF REPORTING PERSON	Phillip DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,737,388 shares
	8	SHARED VOTING POWER	3,001,295 shares
	9	SOLE DISPOSITIVE POWER	2,737,388 shares
	10	SHARED DISPOSITIVE POWER	3,001,295 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,738,683 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.0%(1)
14	TYPE OF REPORTING PERSON		IN

(1)
Using number in 11 divided by number of outstanding shares of Common Stock, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc., exercise of warrants held by Reporting Person, and conversion of convertible debt held by Reporting Person.

SCHEDULE 13D/A

Amendment No. 3
API Nanotronics Corp.
Filed by Phillip DeZwirek

This Amendment No. 3, amends and supplements the Schedule 13D originally filed November 16, 2006 with respect to the Common Stock, $0.001 per value of API Nanotronics Corp. (the "Issuer"), as amended by Amendment No. 1 filed October 19, 2007, and Amendment No. 2 filed June 24, 2008.  This amendment is being filed to include additional purchases of securities of the Issuer. Unless otherwise indicated herein, terms used and defined in this Schedule 13D amendment shall have the same respective meanings herein as are ascribed to such terms in the original Schedule 13D, as amended.

Item 2.     Identity and Background:

The response set forth in Item 2(b)  of the Schedule 13D is amended and restated as set  forth below:

(b)	Principal Business Address:
2300 Yonge Street, Suite 1710
Toronto, Ontario, Canada M4P 1E4

Item 4.     Purpose of Transaction.

Icarus Investment Corp., an Ontario corporation (“Icarus Ontario”) purchased a convertible promissory note (“Note”) in the amount of $700,000 in a private transaction, which proceeds were used to purchase a all of the rights, title and interest of Wachovia Bank, National Association (“Wachovia Bank”) and Wachovia Capital Finance Corporation (Canada) (collectively with Wachovia Bank, “Wachovia”) in and to certain loans and financing documents (the “Cryptek Loan”). The loans and financing documents include the loan to Cryptek Technologies Inc. (“Cryptek”) and security agreements covering substantially all of the assets of Cryptek.  The Notes are convertible into shares of Common Stock at the price of $.75 per share.  Reporting Person is deemed to beneficially own the shares of Common Stock into which the Note is convertible.

The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer.  The Reporting Person may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value.  Such  suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business, including Cryptek; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Person, the Reporting Person may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Common Stock currently in the open market, in privately negotiated transactions with third parties, or otherwise.

As a director of the Issuer, Reporting Person may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of Issuer, acquiring complementary properties, entering new market regions and/or for other reasons.  These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances.  The Reporting Person may also consider such plans and proposals in his capacity as a member of management of Issuer.  As a director of Issuer the Reporting Person also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Issuer.

The response in Item 5 is hereby replaced in its entirety by the following:

(a)
Reporting Person is deemed to beneficially own all 1,499,987 shares of Common Stock underlying the Exchangeable Shares of API Nanotronics Sub Inc. he owns directly, all 833,334 of the shares of Common Stock underlying the warrants he owns directly, all 404,067 shares of Common Stock he owns directly, all 1,217,960 shares of Common Stock owned by Icarus Ontario, all 783,334 shares of Common Stock owned by Icarus Investment Corp., a Delaware corporation (“Icarus Delaware”), all 933,334 shares of Common Stock into which the Note is convertible that Icarus Ontario owns directly, and all 66,667 shares of Common Stock owned by the Reporting Person’s wife, which in the aggregate represents 16.0% of the outstanding Common Stock of Issuer.

(b)
Reporting Person has sole voting power and sole dispositive power with respect to the 2,737,388 shares of Common Stock underlying Exchangeable Shares of API Nanotronics Sub, Inc. and the warrants that he owns directly and the 404,067 shares of Common Stock he owns directly. Reporting Person shares voting and dispositive power of the 2,934,628 shares of Common Stock of Issuer owned by Icarus Ontario and Icarus Delaware with Jason DeZwirek.  Jason DeZwirek is the son of Reporting Person.  Jason DeZwirek and Reporting Person each own 50% of Icarus Delaware, which in turn owns 50.1% of Icarus Ontario.  Reporting Person is a director and the president of both Icarus Delaware and Icarus Ontario.

(c)	Reporting Person effected no transactions in the Common Stock of Issuer other than as described in Item 4 during the past 60 days.

(d)
Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 2,737,388 shares of the Common Stock of Issuer, including the Common Stock underlying the warrants and Exchangeable Shares of API Nanotronics Sub, Inc. owned directly by him.  Jason DeZwirek, the son of Reporting Person, is the only person other than Reporting Person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,934,628 shares of Common Stock of the Issuer owned by Icarus Ontario and Icarus Delaware, including the Common Stock underlying the Note owned by Icarus Ontario.  Phillip DeZwirek and Reporting Person each own 50% of Icarus Delaware, which in turns owns 50.1% of Icarus Ontario.  Although Reporting Person disclaims ownership of his wife’s shares, Reporting Person may be deemed to share with his wife the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 66,667 shares of Common Stock owned by his wife.

(e)	Not applicable.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2009

/s/ Phillip DeZwirek
Phillip DeZwirek